Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Team Financial, Inc.:

We consent to be incorporation by reference in the registration statement (No. 333-74424) on Form S-8 of Team Financial, Inc. of our report dated March 30, 2007, with respect to the consolidated statements of financial condition of Team Financial, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows, and for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 10-K of Team Financial, Inc. Our report with respect to the consolidated financial statements refers to the Company changing its method of quantifying errors and its method of accounting for share-based compensation in 2006.

/s/ KPMG LLP

Kansas City, Missouri
March 30, 2007